April 18, 2012

EDGAR FILING

VIA EDGAR

Janet Grossnickle
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Matthews International Capital Management, LLC and Matthews International Funds (d/b/a Matthews Asia Funds)
File No. 812-13817
Request for Withdrawal of Application

Dear Ms. Grossnickle:

On August 31, 2010, Matthews International Capital Management, LLC (“Matthews”) and Matthews International Funds (d/b/a Matthews Asia Funds) (the “Funds”) (Matthews and the Funds are together the “Applicants”) filed an application (“Application”) seeking exemptive relief pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Sections 2(a)(3) and 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, permitting certain joint transactions.  (Accession No. 0001398344-10-001149)

On behalf of Applicants, we hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect to the Application.  If you have any questions regarding this request, please contact me at (415) 249-1070 or Kurt Decko at (415) 249-1053.

Very truly yours,

/s/ Mark D. Perlow

Mark D. Perlow

cc:	Timothy B. Parker
Matthews International Capital Management, LLC
Kurt J. Decko
K&L Gates LLP